WIZARD WORLD, INC.

1350 AVENUE OF THE AMERICAS, 2ND FLOOR

NEW YORK, NY 10019

February 27, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Chief Accountant

100 F Street, NE

Washington, D.C. 20549

Re: Request of Waiver

Wizard World, Inc. (the “Company”) respectfully requests a waiver of the requirement to file an audit of the Company’s predecessor, Wizard Conventions, Inc. for the year ended December 31, 2008.

On December 7, 2010, the Company entered into a share exchange agreement with Kick the Can Corp (“Kick the Can”). The Company filed with the U.S. Securities and Exchange Commission (“SEC”) audited financial statements of Kick the Can for the period from September 20, 2010 (date of inception) to September 30, 2010.

Upon receipt of comments from the SEC, the Company reassessed the transaction and the predecessor/successor relationships. The Company determined that Kick the Can was actually a de-facto successor to Wizard Conventions, Inc., resulting in a reporting requirement of audited financial statements of Wizard Conventions, Inc.

The Company immediately commenced the audit process on the December 31, 2010 and 2009 financial statements of Wizard Convention, Inc. Because of the passage of time, the Company concluded that the cost and information provided to the user of the financial statements would benefit more from the audits of the years ended December 31, 2010 and 2009, as opposed to filing audits for the years ended December 31, 2009 and 2008.

The Company also determined that the time and cost of the 2008 audit would far outweigh the benefit and usefulness of such stale information.

The Company requests that the SEC waive the 2008 audit requirement as it will only cause undue expense for the Company and its shareholders, time and burden on the Company and will not provide investors and the public with relevant, useful or timely information.

Very truly yours,

/s/ Michael Mathews

Michael Mathews Executive Chairman